Exhibit 99.1

RISK FACTORS

Our revenues from the sale of services to merchants that accept VISA cards and MasterCard cards are dependent upon our continued VISA and MasterCard certification and financial institution sponsorship.

In order to provide our transaction processing services, we must be designated a certified processor by, and be a member service provider of, MasterCard and an independent sales organization of VISA. These designations are dependent upon our being sponsored by member clearing banks of both organizations and our continuing adherence to the standards of the VISA and MasterCard associations. The member financial institutions of VISA and MasterCard, some of which are our competitors, set the standards with which we must comply. If we fail to comply with these standards, our designation as a certified processor, a member service provider or as an independent sales organization could be suspended or terminated. The termination of our member service provider status or our status as a certified processor, or any changes in the VISA and MasterCard rules that prevent our registration or otherwise limit our ability to provide transaction processing services to merchant customers that accept VISA cards and MasterCard cards would most likely result in the loss of these merchant customers and lead to a reduction in our revenues.

Loss of key Independent Sales Organizations or ISO’s could reduce our revenue growth.

Our ISO sales channel, which purchases and resells our end-to-end services to its own portfolio of merchant customers, is a strong contributor to our revenue growth. If an ISO switches to another transaction processor, we will no longer receive new merchant referrals from the ISO. In addition, we risk losing existing merchants that were originally enrolled by the ISO. Consequently, if a key ISO switches to another transaction processor, our revenues and earnings could be negatively affected.

With significant operations in Canada and our recent entry into the consumer electronic money transfer market from the U.S. to the Latin American corridor, we are exposed to foreign currency risks. We are also subject to risks from our variable rate credit facility with Canadian Imperial Bank of Commerce, or CIBC, that could reduce our earnings and significantly increase our cost of capital.

As a result of acquiring the assets of CIBC’s merchant acquiring business and National Bank’s merchant acquiring business, we have significant operations in Canada which are denominated in Canadian dollars. The repatriation of our earnings in Canada will subject us to the risk that currency exchange rates between Canada and the U.S. will fluctuate and we will lose some of our earnings when they are exchanged into U.S. dollars.

In addition, our consumer money transfer operations subject us to foreign currency exchange risks as our customers deposit U.S. dollars at our branch and agent locations in the U.S. and we deliver funds denominated in the home country currencies to beneficiaries in Mexico and other Latin American countries.

Additionally, our credit facility with CIBC carries an interest rate based on the Canadian Dollar LIBOR (C$LIBOR). This rate will fluctuate with market rates, and if it increases, our cost of capital will also increase which will reduce our earnings from operations. The credit facility currently expires on February 28, 2004 and is renewable only with the consent of CIBC. CIBC may choose not to renew the credit facility at which point we will have to find alternative financing or fund the Canadian merchants ourselves. Alternative financing may carry a higher interest rate which would reduce our earnings from operations. We may not have the cash flow necessary to fund the Canadian merchants ourselves, and we may lose those customers as a result.

Some of our competitors are larger and have greater financial and operational resources than we do which may give them an advantage in our market in terms of the price offered to customers or the ability to develop new technologies.

We operate in the electronic payments and money transfer industries. Our primary competitors in this industry include other independent processors and electronic money transmitters, as well as certain major national and regional banks, financial institutions and independent sales organizations. According to industry reports such as The

Nilson Report, First Data Corporation and its affiliates is the largest competitor in both the electronic payments and money transfer industries. First Data Corporation and others who are larger than we are, have greater financial and operational resources than we have. This may allow them to offer better pricing terms to customers in the industry, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues. In addition, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies, including internet payment processing services that provide improved operating functionality and features to their product and service offerings. If successful, their development efforts could render our product and service offerings less desirable to customers, again resulting in the loss of customers or a reduction in the price we could demand for our offerings.

We are subject to the business cycles and credit risk of our merchant customers.

A recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings resulting in lower revenues and profits for us. Our merchants have the liability for any charges properly reversed by the cardholder. In the event, however, that we are not able to collect such amounts from the merchants, due to merchant fraud, insolvency, bankruptcy or another reason, we may be liable for any such charges. Any risks associated with an unexpected recessionary economy that we could not mitigate may result in lower profits and revenues and earnings for us.

In order to remain competitive and continue to increase our revenues, we must continually update our products and services, a process which could result in increased research and development costs in excess of historical levels and the loss of revenues and customers if the new products and services do not perform as intended or are not accepted in the marketplace.

The electronic payments and consumer money transfer markets in which we compete include a wide range of products and services including electronic transaction processing, consumer money transfer, reporting on transactions and other customer support services. These markets are characterized by technological change, new product introductions, evolving industry standards and changing customer needs. In order to remain competitive, we are continually involved in a number of research and development projects. These projects carry the risks associated with any research and development effort, including cost overruns, delays in delivery and performance problems, but in the electronic payments and consumer money transfer markets these risks are even more acute. Our markets are constantly experiencing rapid technological change. Any delay in the delivery of new products or services could render them less desirable by our customers, or possibly even obsolete. In addition, the products and services we deliver to the electronic payments and consumer money transfer markets are designed to process very complex transactions and deliver reports and other information on those transactions, all at very high volumes and processing speeds. Any performance issue that arises with a new product or service could result in significant processing or reporting errors. As a result of these factors, our research and development efforts could result in increased costs that could reduce our operating profit, a loss of revenue if promised new products are not timely delivered to our customers, or a loss of revenue or possible claims for damages if new products and services do not perform as anticipated.

Security breaches or system failures could harm our reputation and adversely affect future profits.

We collect personal consumer data, such as names, credit and debit account numbers, checking account numbers, and payment history records. We process that data, and deliver our products and services, utilizing computer systems and telecommunications networks operated both by us and by third party service providers. Although plans and procedures are in place to protect our sensitive data and to prevent failure of, and to provide backup for our systems, we cannot be certain that our measures always will be successful. A security breach or other misuse of our data, or failures of key operating systems and their back-ups, could harm our reputation and deter customers from using our products and services, increase our operating expenses in order to correct the breaches or failures, or expose us to unbudgeted or uninsured liability.

Reduced levels of consumer spending can adversely affect our revenues.

A significant portion of our revenues is derived from fees from processing consumer credit card and debit card transactions. While consumer spending in the U.S. may be recovering, continued sluggishness of the U.S. economy or recession in the international economies where we do business could negatively impact consumer spending and adversely affect our revenues and earnings.

Changes in state, federal and foreign laws and regulations affecting the consumer electronic money transfer industry might make it more difficult for our customers to initiate money transfers which would adversely affect our revenues.

If state, federal or foreign authorities adopt new legislation or impose new regulations that make it more difficult for our customers to initiate or their beneficiaries to receive electronic money transfers, then our revenues may be negatively affected.

Changes in immigration patterns can adversely affect our revenues from consumer electronic money transfers.

Our consumer electronic money transfer business primarily focuses on customers who immigrate to the U.S. from Latin American countries in order to find higher paying jobs and then send a portion of their earnings to beneficiaries in Latin America. Any changes in federal policies toward immigration may negatively affect the number of immigrants in the U.S. from Latin American countries, which may reduce our customer base and the corresponding revenues related thereto.

In order for us to continue to grow and increase our profitability, we must continue to expand our share of the existing electronic transaction processing market and also expand into new markets.

Our future growth and profitability depends upon our continued expansion within the electronic transaction processing markets in which we currently operate including the electronic payments market and the consumer money transfer market, the further expansion of these markets, the emergence of other markets for electronic transaction processing, including internet payment systems, and our ability to penetrate these markets. As part of our strategy to achieve this expansion, we are continually looking for acquisition opportunities, investments and alliance relationships with other businesses that will allow us to increase our market penetration, technological capabilities, product offerings and distribution capabilities. We may not be able to successfully identify suitable acquisition, investment and alliance candidates in the future, and if we do, they may not provide us with the benefits we anticipated. Once completed, investments and alliances may not realize the value that we expect.

Our expansion into new markets is also dependent upon our ability to apply our existing technology or to develop new applications to meet the particular service needs of each new electronic transaction processing market. We may not have adequate financial and technological resources to develop products and distribution channels that will satisfy the demands of these new markets. If we fail to expand into new and existing electronic transaction processing markets, we may not be able to continue to grow our revenues and earnings.

As a result of the ownership by CIBC of approximately 24% of our common stock, certain banking regulations limit the types of business in which we can engage.

As a result of CIBC’s ownership of approximately 24% of our common stock and in order not to jeopardize CIBC’s investment in us, we are subject to the same restrictions on our business activities as are applicable to CIBC. As a general matter, we are able to operate our merchant service and money transfer businesses as we have historically, but our ability to expand into unrelated businesses may be limited unless they are activities permitted under the Bank Holding Company Act or permitted by the Federal Reserve Board (the primary U.S. federal regulator for CIBC and its U.S.-based subsidiaries). Under U.S. banking law, CIBC may hold more than 5% of the outstanding voting shares of a company only if the company engages in activities that are permissible for CIBC. These restrictions are contained in the Bank Holding Company Act, as amended by the Gramm-Leach-Bliley Act. These restrictions on our business activities would also apply to any investments or alliances that we might consider.

The Bank Holding Company Act limits CIBC, its subsidiaries, and the companies in which CIBC holds more than 5% of the outstanding voting shares, to activities that are closely related to the business of banking. Under the

Gramm-Leach-Bliley amendments, certain well-managed and well-capitalized companies may elect to be treated as “financial holding companies,” and may thus also engage in certain financial activities such as insurance and securities underwriting. CIBC has elected to be a financial holding company. If CIBC ever fails to maintain its status as a financial holding company, they and we would lose the benefit of the expanded activities provided by the Gramm-Leach-Bliley amendments and may have to divest of certain businesses or investments.

If CIBC were to own 25% of more of our common shares, were to control the election of a majority of our directors, were deemed by the Federal Reserve Board to exercise a controlling influence over us, or were able to condition certain transfers of more than 25% of our common stock, we would be treated as a subsidiary of CIBC. In this event, we would be subject to the same activities limitations and would directly be subject to examinations by and regulatory requirements of the Federal Reserve Board.

Additionally, CIBC is subject to Canadian banking regulations, specifically the Bank Act (Canada), which among other things limits the types of business which CIBC may conduct, directly or indirectly, and the types of investments which CIBC may make. CIBC’s shareholding in our company is currently permitted under the Bank Act. The Bank Act, except as we have discussed, does not otherwise apply to us.

If we undertake businesses inconsistent with the businesses in which CIBC is permitted to hold an interest, CIBC may be required, pursuant to the provisions of the Bank Act, to dispose of its shares prior to the expiration of the restrictions on re-sale that we have negotiated with CIBC.

We have agreed with CIBC, in effect, that we will not undertake any business inconsistent with the applicable provisions of the Bank Act. Our ability to expand into other businesses will be governed by the undertaking and the applicable provisions of Canadian banking legislation at the relevant time. For a more complete discussion of the banking regulations to which we are subject, please see “Business—Banking Regulations” in our Annual Report on Form 10-K.

We are dependent on NDCHealth Corporation, or NDCHealth, for the provision of critical telecommunications services, network systems and other related services for the operation of our business, and the failure of NDCHealth to provide those services in a satisfactory manner could affect our relationships with customers and our financial performance.

Under the terms of the intercompany systems/network services agreement between NDCHealth and us, NDCHealth will provide us with a continuation of the telecommunication services from the carriers who have and will continue to provide telecommunication services to NDCHealth, including engineering and procurement. In addition, NDCHealth will supply us with the necessary network systems services, including operations and administrative services and computing hardware and software facilities, technical support for transaction processing, cash management and file transfer and communications hardware and software system services. These services, especially telecommunications services, are an essential communications link between us and our customers and an essential component of the services that we provide. If NDCHealth should not continue to perform these services efficiently and effectively, our relationships with our customers may be adversely affected and customers may terminate their use of our services. If we are not able to successfully develop the capacity to provide these services prior to the expiration of our agreement with NDCHealth or if NDCHealth does not provide such services in an efficient and effective manner during the term of that agreement, we are not certain whether we could locate alternative sources of such services, particularly telecommunications services, or that, if available, such services would be available on favorable terms.

Increases in credit card association fees may result in the loss of customers or a reduction in our profit margin.

From time to time, VISA and MasterCard increase the interchange fees that they charge processors such as us. We could attempt to pass these increases along to our merchant customers, but this might result in the loss of those customers to our competitors who do not pass along the increases. If competitive practices prevent our passing along all such increased fees to our merchant customers in the future, we would have to absorb a portion of such increases thereby increasing our operating costs and reducing our profit margin.

Utility and system interruptions or processing errors could adversely affect our operations.

In order to process transactions promptly, our computer equipment and network servers must be functional on a 24-hour basis, which requires access to telecommunications facilities and the availability of electricity. Further, with respect to certain processing services, we are dependent on the systems and services of third party vendors. Telecommunications services and the electricity supply are susceptible to disruption. Computer system interruptions and other processing errors, whether involving our own systems or our third party vendor’s system, may result from such disruption or from human error or other unrelated causes. Any extensive or long-term disruptions in our processing services could cause us to incur substantial additional expense, which could have an adverse effect on our operations and financial condition.

Continued consolidation in the banking and retail industries could adversely affect our growth.

As banks continue to consolidate, our ability to successfully offer our services through the indirect channel will depend in part on whether the institutions that survive are willing to outsource their credit and debit processing to third-party vendors and whether those institutions have pre-existing relationships with any of our competitors. Larger banks and larger merchants with greater transaction volumes may demand lower fees which could result in lower operating margins for us.

Loss of strategic industries could reduce revenues and earnings.

Although our merchant acquiring portfolio is well diversified and neither one economic sector nor any customer concentration represents a significant portion of our business, a decrease in strategic industries could cause us to lose significant revenues and earnings. Unexpected and significant declines in travel and entertainment or other industries may impact our business and result in decreases in revenues and profits.

The conviction of our former independent auditors, Arthur Andersen LLP, on federal obstruction of justice charges may adversely affect Arthur Andersen LLP’s ability to satisfy any claims arising from the provision of auditing services to us and may impede our access to the capital markets.

Arthur Andersen LLP, which audited our financial statements for the years ended May 31, 2001 and 2000, was indicted in March 2002 on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. Arthur Andersen was tried on such charges by a jury and found guilty on June 15, 2002. In light of the jury verdict and the underlying events, Arthur Andersen LLP stopped practicing before the Commission. The SEC has stated that, for the time being, it will continue accepting financial statements audited by Arthur Andersen LLP. Arthur Andersen LLP would not have the ability to satisfy any claims arising from its provision of auditing services to us, including claims that could arise out of Arthur Andersen LLP’s audit of our financial statements included in our periodic reports, prospectuses or registration statements filed with the SEC.

Should we seek to access the public capital markets, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. The SEC’s current rules would require us to present audited financial statements for one or more fiscal years audited by Arthur Andersen LLP and obtain their consent and representations until our audited financial statements for the fiscal year ending May 31, 2004 become available in the first quarter ended August 31, 2004. We would not be able to obtain the necessary consent and representations from Arthur Andersen LLP. As a result, we would not be able to satisfy the SEC requirements for a registration statement or for our periodic reports. Even if the SEC decides to accept financial statements previously audited by Arthur Andersen LLP, but without their current consent and representations, those financial statements would not provide us and any underwriters with the same level of protection under the securities laws, as would otherwise be the case. In either of these situations, our access to the capital markets would be impaired unless Deloitte & Touche LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Anderson LLP. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on our business, profitability and growth prospects.

If we lose key personnel or are unable to attract additional qualified personnel as we grow, our business could be adversely affected.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operation, the rapidly changing transaction processing and money transfer industries, and the selected markets in which we offer our services. It is possible that the loss of the services of one or a combination of our key personnel would have an adverse effect on our operation. Our success also depends on our ability to continue to attract, manage, and retain additional qualified management and technical personnel as we grow. We cannot assure you that we will continue to attract or retain such personnel.

We may become subject to additional U.S. state taxes that cannot be passed through to our merchant customers, in which case our profitability could be adversely affected.

Transaction processing companies like us may be subject to taxation by various U.S. states on certain portions of our fees charged to customers for our services. Application of these taxes is an emerging issue in our industry and the states have not yet adopted uniform regulations on this topic. If we are required to pay such taxes and are not able to pass the tax expense through to our merchant customers, our operating costs will increase, reducing our profit margin.

Anti-takeover provisions of our articles of incorporation and by-laws, our rights agreement and provisions of Georgia law could delay or prevent a change of control that you may favor.

Provisions of our articles of incorporation and by-laws, our rights agreement and provisions of applicable Georgia law may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable. The provisions of our articles and by-laws, among other things,

•	divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

•	limit the right of shareholders to remove directors;

•	regulate how shareholders may present proposals or nominate directors for election at annual meetings of shareholders; and

•	authorize our board of directors to issue preferred shares in one or more series, without shareholder approval.

Also, under Section 355(e) of the Internal Revenue Code, the spin-off from NDCHealth will be treated as a taxable transaction if one or more persons acquire directly or indirectly 50% or more of our or NDCHealth’s stock (measured by vote or value) as part of a plan or series of related transactions that is linked to the spin-off under the rules of Section 355(e). For this purpose, any acquisitions of our stock or NDCHealth stock within two years before or after the spin-off are presumed to be part of such a plan, although NDCHealth or we may be able to rebut that presumption. If such an acquisition of our stock triggers the application of Section 355(e), under the tax sharing agreement, we would be required to indemnify NDCHealth for the resulting tax. This indemnity obligation might discourage, delay or prevent a change of control that shareholders may consider favorable.

We may not be able or we may decide not to pay dividends at a level anticipated by shareholders on our common stock, which could reduce your return on shares you hold.

The payment of dividends is at the discretion of our board of directors and will be subject to our financial results, our working capital requirements, the availability of surplus funds to pay dividends and restrictions under our credit facility. No assurance can be given that we will be able to or will choose to pay any dividends in the foreseeable future.